UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 12)*

CHENIERE ENERGY PARTNERS LP HOLDINGS, LLC

(Name of Issuer)

Common Shares

(Title of Class of Securities)

I6411W108

(CUSIP Number)

Michael J. Wortley

700 Milam Street

Suite 1900

Houston, Texas 77002

(713) 375-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cheniere Energy, Inc. 95-4352386
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 212,953,991 Common Shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 212,953,991 Common Shares
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,953,991 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.9%[1]
14	TYPE OF REPORTING PERSON CO—corporation

[1]	The percentages relating to common shares reported herein are based on 231,700,000 common shares outstanding as of June 15, 2018.

Explanatory Note

This Amendment No. 12 to Schedule 13D amends and supplements the information set forth in the Schedule 13D filed by Cheniere Energy, Inc. with the United States Securities and Exchange Commission on December 20, 2013, as amended by Amendment No. 1 to Schedule 13D filed on November 19, 2014, as amended and restated in its entirety by Amendment No. 2 to Schedule 13D filed on May 13, 2016, as amended by Amendment No. 3 to Schedule 13D filed on August 12, 2016, as amended by Amendment No. 4 to Schedule 13D filed on September 30, 2016, as amended by Amendment No. 5 to Schedule 13D filed on December 9, 2016, as amended by Amendment No. 6 to Schedule 13D filed on December 20, 2016, as amended by Amendment No. 7 to Schedule 13D filed on December 22, 2016, as amended by Amendment No. 8 to Schedule 13D filed on May 1, 2018, as amended by Amendment No. 9 to Schedule 13D filed on May 3, 2018, as amended by Amendment 10 to Schedule 13D filed on May 4, 2018, and as further amended by Amendment No. 11 to Schedule 13D filed on May 17, 2018 (collectively, the “Schedule 13D”).

Except as set forth herein, this Amendment No. 12 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended by adding the following paragraphs:

Agreement and Plan of Merger

On June 18, 2018, the Reporting Person, the Issuer and Columbia Acquisition Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Reporting Person (“Merger Sub”), entered into an Agreement and Plan of Merger the (“Merger Agreement”). Pursuant to the Merger Agreement, Issuer will merge with and into the Merger Sub (the “Merger”), with Merger Sub continuing as the surviving entity and a wholly-owned subsidiary of Reporting Person.

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger, each common share representing limited liability company interests in the Issuer (each, a “CQH Common Share”) issued and outstanding immediately prior to the effective time of the Merger will be converted into, and become exchangeable for 0.4750 of a share of common stock, par value $0.003, of the Reporting Person (“Cheniere Common Stock”).

The conflicts committee (the “CQH Conflicts Committee”) of the board of directors of the Issuer (the “CQH Board”) has, acting in good faith, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair and reasonable to, and in the best interest of, the Issuer and the holders of CQH Common Shares, other than the Reporting Person and its affiliates, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and (iii) recommended the CQH Board approve the Merger Agreement and the transactions contemplated thereby, including the Merger. Based upon such recommendation, the CQH Board has (i) determined that the Merger Agreement and the transaction contemplated thereby, including the Merger, are fair and reasonable to, and in the best interests of, the Issuer and the holders of CQH Common Shares, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, (iii) resolved to recommend approval of the Agreement by members of the Issuer and (iv) directed that the Merger Agreement be submitted to the holders of the CQH Common Shares for their approval by written consent.

The completion of the Merger is subject to certain customary closing conditions, including (i) the Reporting Person’s registration statement on Form S-4 (the “Registration Statement”) having become effective under the Securities Act of 1933, as amended (the “Securities Act”), (ii) receipt of approval of the Merger Agreement by written consent of the members of CQH holding CQH Common Shares constituting a majority of the outstanding CQH Common Shares entitled to vote, (iii) the Cheniere Common Stock issuable in connection with the Merger having been approved for listing on the NYSE American, subject to official notice of issuance and (iv) the absence of any governmental order prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement. The obligation of each party to consummate the Merger is also conditioned upon the accuracy of the representations and warranties of the other party as of the date of the Merger Agreement and as of the closing (subject to customary materiality qualifiers).

The Reporting Person, Merger Sub and the Issuer have made customary representations, warranties and covenants in the Merger Agreement. Subject to certain exceptions, the Reporting Person and the Issuer have each agreed, among other things, to covenants relating to the conduct of their respective businesses during the interim period between the execution of the Merger Agreement and the consummation of the Merger, including that, subject to applicable law, the regular quarterly dividend on the CQH Common Shares that is paid or payable during the calendar quarter ending September 30, 2018 (the “Second Quarter Distribution”) will not be less than $0.56 per CQH Common Share without approval of the CQH Conflicts Committee. The closing of the Merger will not occur on or prior to the record date for the Second Quarter Distribution.

The Merger Agreement contains certain termination rights that may be exercised by the Reporting Person or the Issuer, including in the event that (i) both parties agree by mutual written consent to terminate the Merger Agreement, (ii) the Merger is not consummated by December 18, 2018, or (iii) any order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger having become final and non-appealable.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Merger Agreement, a copy of which is filed as Exhibit 99.15 to this Amendment No. 12 to Schedule 13D and incorporated herein by reference in its entirety into this Item 4.

Support Agreement

On June 18, 2018, concurrently with the execution of the Merger Agreement, the Reporting Person and the Issuer entered into a support agreement (the “Support Agreement”), pursuant to which, subject to the terms and conditions therein, the Reporting Person has agreed to deliver a written consent (the “Written Consent”), covering all of the CQH Common Shares beneficially owned by them (the “Covered Shares”), approving the Merger, Merger Agreement and any other matters necessary for consummation of the Merger and the other transactions contemplated in the Merger Agreement. The Written Consent will be delivered within two business days after the Registration Statement becomes effective under the Securities Act. As of June 15, 2018, the Reporting Person owned 212,953,991 CQH Common Shares, representing approximately 91.9% of the total CQH Common Shares issued and outstanding. The approval of the Merger Agreement requires the affirmative consent of holders of a majority of the outstanding CQH Common Shares.

The Support Agreement also generally prohibits the Reporting Person from transferring the Covered Shares. The Support Agreement terminates upon the earliest to occur of the time the Merger becomes effective, the termination of the Merger Agreement and the written agreement of the parties to the Support Agreement to terminate the Support Agreement.

The foregoing description of the Support Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Support Agreement, a copy of which is filed as Exhibit 99.16 to this Amendment No. 12 to Schedule 13D and incorporated herein by reference in its entirety into this Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following paragraph:

Item 6 is hereby amended by adding the information set forth in Item 4 of this Amendment No. 12 to Schedule 13D by incorporation by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following exhibits:

Exhibit 99.15	Agreement and Plan of Merger, dated June 18, 2018, among Cheniere Energy Partners LP Holdings LLC, Cheniere Energy, Inc. and Columbia Acquisition Sub LLC.

Exhibit 99.16	Support Agreement, dated June 18, 2018, by and between Cheniere Energy Partners LP Holdings, LLC and Cheniere Energy, Inc.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

June 19, 2018

CHENIERE ENERGY, INC.

By:	/s/ Michael J. Wortley
Michael J. Wortley
Title:	Executive Vice President and Chief Financial Officer